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                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               SCHEDULE 13D

      Under the Securities Exchange Act of 1934 (Amendment No. 1)<F*>


                     Southwall Technologies Inc.
                     ---------------------------
                            (Name of Issuer)


               Common Stock, par value $.001 per share
               ---------------------------------------
                     (Title of Class of Securities)

                              844090 10 1
                              -----------
                             (CUSIP Number)


                             Karen L. Knopf
                              Solutia Inc.
                         10300 Olive Boulevard
                             P.O. Box 66760
                        St. Louis, MO 63166-6760
                             314-674-2432
            -------------------------------------------------
             (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                 June 3, 1999 - Payment of Convertible Note
                 ------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

[FN]
          <F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                         CUSIP No. 844 090 10 1

(1)    Names of Reporting Persons I.R.S. Identification Nos. of Above
       Persons

       Solutia Inc.  IRS ID No. 43-1781797
 ........................................................................

(2)    Check the Appropriate Box if a Member of a Group (See
       Instructions).
       (a) [ ]
       (b) [ ]
 ........................................................................

(3)    SEC Use Only

 ........................................................................

(4)    Source of Funds (See Instructions)

       Not Applicable
 ........................................................................

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


 ........................................................................

(6)    Citizenship or Place of Organization

       Delaware
 ........................................................................

                        (7)   Sole Voting Power

                              160,280
                        ................................................

Number of Shares        (8)   Shared Voting Power
Beneficially
Owned
by Each                 ................................................
Reporting
Person                  (9)   Sole Dispositive Power
With
                              160,280
                        ................................................

                        (10)  Shared Dispositive Power


 ........................................................................


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(11)   Aggregate Amount Beneficially Owned by Each Reporting Person

       160,280
 ........................................................................


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


 ........................................................................


(13)   Percent of Class Represented by Amount in Row (11)

       2.2%
 ........................................................................


(14)   Type of Reporting Person (See Instructions)

       CO
 ........................................................................


Item 1.  Security and Issuer
----------------------------

          This statement relates to the common stock, par value $.001 per share of Southwall Technologies, Inc., a Delaware corporation. The address of Southwall's principal executive offices is 1029 Corporation Way, Palo Alto, California 94303, telephone (650) 962-9111.

Item 2.  Identity and Background
--------------------------------

          This Schedule is being filed because Southwall has paid to Solutia in full the $2,650,000 Convertible Subordinated Note, which was convertible into Southwall Common Stock at $9.95 per share. The payment resulted in a decrease in excess of 1% of the number of shares deemed to be held by Solutia of a class of securities of Southwall.

          At the time that Solutia filed its Schedule 13D, box 2(b) was checked because Monsanto Company still held legal title to the securities of Southwall beneficially owned by Solutia pending transfer of legal title in connection with the spinoff of Solutia by Monsanto on September 1, 1997. Legal title to the securities was subsequently transferred to Solutia, and no possible inference of a group relationship remains.

          The name, residence or business address and principal occupation of each director and executive officer are set forth in Exhibit A, annexed hereto and incorporated herein by reference. All such persons are citizens of the United States.

          Neither Solutia, nor, to the best of Solutia's knowledge, any of the other individuals listed in Exhibit A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

          N/A



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Item 4.  Purpose of Transaction
-------------------------------

         N/A

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

         As of May 12, 1999, as reported in Southwall's 10-Q for the period ended April 4, 1999, Southwall had outstanding 7,388,065 shares of common stock.

         As of May 31, 1999, Solutia is entitled to receive 30,000 shares of common stock as the final payment of interest under Southwall's Convertible Note. Including these shares, Solutia beneficially owns an aggregate of 160,280 shares of Southwall common stock. This amounts to a beneficial ownership of 2.2% of Southwall common stock. On June 3, 1999, upon payment of the remaining principal on the Issuer's
Convertible Note, Solutia ceased being the beneficial owner of more than five percent of Southwall's common stock.

         Solutia has the sole power to vote and dispose of the shares of Southwall common stock owned of record by Solutia.

Item 6.  Contracts, Arrangements, Understandings or Relationships
------------------------------------------------------------------
With Respect to Securities of the Issuer
----------------------------------------

         Solutia no longer has any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

         Exhibit A   List of Directors, Executive Officers and Persons Deemed
                     to be Controlling Persons of Solutia





                              SIGNATURE
                              ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          SOLUTIA INC.


                                    By    /s/ Robert A. Clausen
                                      ----------------------------------
                                          Robert A. Clausen
                                          Senior Vice President and
                                          Chief Financial Officer

Date:  June 11, 1999




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                               EXHIBIT A

The name, residence or business address, and present principal occupation of each director and executive officer, and of each person who may be deemed to be a controlling person of Solutia Inc. are as follows. Unless otherwise indicated, the business address of each such person is 10300 Olive Boulevard, St. Louis, Missouri 63166-6760.

        NAME                   PRESENT PRINCIPAL OCCUPATION AND ADDRESS

Karl R. Barnickol          Senior Vice President and Secretary, Solutia Inc.

A. Hameed Bhombal          Vice President, Solutia Inc.

Rodney L. Bishop           Vice President and Treasurer, Solutia Inc.

Robert T. Blakely<F*>      Executive Vice President and Chief Financial Officer
                           Tenneco, Inc.
                           1275 King Street
                           Greenwich, CT  06831

Joan T. Bok<F*>            Chairman Emeritus
                           NEES Companies
                           22 Beacon Street
                           Boston, MA  02108

Dennis L. Cavner           Vice President, Solutia Inc.

Robert A. Clausen          Senior Vice President and
                           Chief Financial Officer, Solutia Inc.

Sheila B. Feldman          Vice President, Solutia Inc.

John J. Ferguson           Senior Vice President, Solutia Inc.

G. Bruce Greer             Vice President, Solutia Inc.

Paul H. Hatfield<F*>       Principal, Hatfield Capital Group
                           12444 Powerscourt Drive, Suite 300
                           St. Louis, MO 63131-3620

Roger S. Hoard             Vice President and Controller, Solutia Inc.

[FN]
<F*>Director of Solutia Inc.


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        NAME                   PRESENT PRINCIPAL OCCUPATION AND ADDRESS

John C. Hunter III<F*>     President and Chief Executive Officer, Solutia Inc.

Robert H. Jenkins<F*>      Chairman of the Board and
                           Chief Executive Officer
                           Sundstrand Corporation
                           4949 Harrison Ave.
                           Rockford, IL  61125-7003

Howard M. Love<F*>         Retired Chief Executive Officer
                           National Intergroup, Inc.
                           One Mellon Bank Center
                           500 Grant Street, Suite 2715
                           Pittsburgh, PA  15219

Frank A. Metz, Jr.<F*>     Retired Senior Vice President, Finance
                           and Planning and Chief Financial Officer
                           International Business Machines Corporation
                           One Sterlington Road
                           Pierson Lakes, Box 26
                           Sloatsburg, NY  10974

Michael E. Miller          Vice Chairman, Solutia Inc.

Robert G. Potter<F*>       Chairman, Solutia Inc.

William D. Ruckelshaus<F*> Chairman, Browning-Ferris Industries, Inc. and
                           Principal, Madrona Investment Group, LLC
                           1000 Second Avenue, Suite 3700
                           Seattle, WA  98104

John F. Saucier            Vice President, Solutia Inc.

John B. Slaughter<F*>      President, Occidental College
                           1600 Campus Road
                           Los Angeles, CA  90041

[FN]
<F*>Director of Solutia Inc.



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